GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2024 Discussion dated: June 28, 2024

Introduction

This Management's Discussion and Analysis ("MD&A") is dated June 28, 2024 unless otherwise indicated and should be read in conjunction with the audited consolidated financial statements of GreenPower Motor Company Inc. ("GreenPower", "the Company", "we", "our" or "us") for the year ended March 31, 2024 and the related notes, and the Company's filings through the U.S. Securities and Exchange Commission, as filed on EDGAR. This MD&A was written to comply with the requirements of National Instrument 51-102 - Continuous Disclosure Obligations. Results are reported in US dollars, unless otherwise noted. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. The results presented for the three months and year ended March 31, 2024 are not necessarily indicative of the results that may be expected for any future period. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), and the interpretations of the International    Financial Reporting Interpretations Committee ("IFRIC"). The Company's IFRS accounting policies are set out in Note 2 of the audited consolidated financial statements.

For the purposes of preparing this MD&A, management, in conjunction with the Board of Directors, considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of the Company's common shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) if it would significantly alter the total mix of information available to investors. Management, in conjunction with the Board of Directors, evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Further information about the Company and its operations can be obtained from the offices of the Company or from www.sedarplus.com. Information in these websites do not form part of this report and are not incorporated by reference.

Cautionary Note Regarding Forward-Looking Information

Certain statements contained in the following MD&A may contain forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements in this MD&A may include, but are not limited to statements involving estimates, assumptions or judgements, and these statements may be identified by words such as "believe", "expect", "expectation", "aim", "achieve", "intend", "commit", "goal", "plan", "strive" and "objective", and similar expressions of future or conditional verbs such as "will", "may", "might", "should", "could" or "would". By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our expectations or conclusions will not prove to be accurate, that our assumptions may not be correct, and that our plans, goals, expectations and objectives will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements.

Non-IFRS Measures and Other Supplementary Performance Metrics

This MD&A includes certain non-IFRS measures and other supplementary performance metrics, which are defined below. These measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Investors are cautioned that non-GAAP financial measures should not be construed as an alternative to IFRS measures. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company's results of operations from management's perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company's financial information reported under IFRS. Readers should not rely on any single financial measure to evaluate GreenPower's business.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2024 Discussion dated: June 28, 2024

This MD&A refers to Adjusted EBITDA "Adjusted EBITDA", a non-IFRS measure, which is defined as loss for the year (for annual periods) or loss for the period (for quarterly periods), plus depreciation, plus interest and accretion, plus share-based payments, plus / (less) the allowance / (recovery) for credit losses, plus / (less) the increase / (decrease) in the warranty liability, plus taxes. Adjusted EBITDA is a measure used by management as an indicator of profitability since it excludes the impact of movements in working capital items, certain non-cash charges, and financing costs. Therefore, Adjusted EBITDA gives the investor information as to the profitability of the business. However, Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for other financial measures of performance. Adjusted EBITDA as calculated by GreenPower may not be comparable to Adjusted EBITDA as calculated and reported by other companies. The most comparable IFRS measure to Adjusted EBITDA is net income.

This MD&A also makes reference to "Total Cash Expenses", a non-IFRS measure, which is defined as sales, general and administrative costs plus interest and accretion, plus/(less) foreign exchange loss/(gain), less depreciation, less share-based payments less amortization of deferred financing fees, plus/(less) the decrease/(increase) in warranty liability, plus / (less) the (allowance) / recovery for credit losses. Total Cash Expenses is a measure used by management as an indicator of sales, general and administrative, interest and accretion, and foreign exchange costs that excludes the impact of certain non-cash charges. Management believes that Total Cash Expenses provides a measure of cash expenses from the operations of the business. However, Total Cash Expenses is not a measure of financial performance under IFRS and should not be considered a substitute for other financial measures of performance. Total Cash Expenses as calculated by GreenPower may not be comparable to Total Cash Expenses as calculated and reported by other companies.

This MD&A also makes reference to "Vehicle Deliveries", a supplementary performance metric, that management believes provides useful information regarding the business activity of the Company during a quarter or year. Vehicle Deliveries is vehicles that have been sold or leased to a customer during a quarter or a year, as determined by management. The models of vehicles included in Vehicle Deliveries will vary over time, such that Vehicle Deliveries in one period may not be comparable to Vehicle Deliveries in another period. Vehicle Deliveries is not a financial metric, and vehicle deliveries is not an indication of the Company's financial performance in a given period. While management considers Vehicle Deliveries to be a useful supplementary performance metric, users are cautioned to consider other factors to evaluate GreenPower's business.

Description of Business

GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo vans and a cab and chassis.  GreenPower employs a clean-sheet design to manufacture all-electric buses that are purpose built to be battery powered with zero emissions while integrating global suppliers for key components. This Original Equipment Manufacturer ("OEM") platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. GreenPower was founded in Vancouver, British Columbia, Canada with primary operational facilities in southern California and a manufacturing facility in West Virginia. Listed on the TSX Venture Exchange since November 2015, GreenPower completed its U.S. IPO and NASDAQ listing in August 2020. For further information go to  www.greenpowermotor.com.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2024 Discussion dated: June 28, 2024

Operations

The following is a description of GreenPower's business activities during the year ended March 31, 2024. During the year, the Company delivered a total of 222 vehicles, which were comprised of 122 EV Star CC's, 18 EV Star 22-foot cargo, 6 EV Star Cargo Plus, 32 EV Stars, 31 BEAST Type D school buses, 10 Nano BEAST Type A school buses, and 2 EV 250's. During the year GreenPower generated annual revenue of $39.3 million, which was a decline of 1.1% from the prior year.

During the year ended March 31, 2024, GreenPower sales included 105 EV Star CC's to Workhorse, a key customer of GreenPower, which was a decline of over 50% compared to 220 EV Star CC's to Workhorse during the year-ended March 31, 2023. Importantly, the sales in the current year represent a transition to a more diverse group of end customers in a range of new markets in the US and Canada. As well, the Company experienced significant growth in sales of all-electric BEAST and Nano BEAST school buses, which increased to 41 in the current year from 9 in the prior year.

During the current fiscal year, the Company completed the build-out of the West Virginia school bus manufacturing facility and delivered the first all-electric school buses produced at the facility with the first deliveries of four Nano BEASTs in December 2023. The Company is currently manufacturing additional school buses at the facility pursuant to customer orders and anticipates that school bus deliveries will continue to grow in the current fiscal year based on existing backlog and manufacturing activity. Subsequent to the year end, GreenPower hired Paul Start as the VP of Sales for the school bus division. Mr. Start brings decades of experience in the school bus market and is actively working on converting GreenPower's book of sales leads into firm customer orders and generating new sales opportunities for the school bus division.

GreenPower's commercial sales during the year were negatively impacted by Workhorse's postponement of vehicle deliveries during the second and third quarter of the fiscal year. GreenPower is actively working to complete the existing firm purchase orders received from Workhorse, including for spare parts and vehicles. GreenPower continued to expand its dealer network during the year and through the dealer channel was able to generate its first sales in new markets, including the company's first sales in North Carolina, Oregon and Colorado. In addition, GreenPower was able to utilize its in-house truck body division, GP Truck Body, to improve the delivery time of upfitting EV Star CC's with truck bodies for customers, and to develop new truck body designs, including the EV Star stake-bed truck and EV Star Refrigerated truck. These new designs open up exciting new markets for GreenPower and demonstrate the flexibility of the EV Star platform.

During the fourth quarter GreenPower expanded its sources of liquidity by entering into a revolving $5 million term loan facility with EDC. This facility will be used to finance the production of GreenPower all-electric vehicles pursuant to existing customer orders, and was used in the fourth quarter to fund production costs for a significant school bus order. Subsequent to the end of the year GreenPower completed an underwritten offering of 1,500,000 common shares and warrants to purchase 1,575,000 common shares for gross proceeds of $2,325,750 before deducting underwriting discounts and offering expenses. GreenPower continues to seek new sources of financing to fund and grow its business.

During the fiscal year GreenPower commenced monthly lease payments on a lease/purchase agreement with the state of West Virginia for a production facility located in South Charleston, West Virginia  with over 6.0 acres and an 80,000 square foot building. Lease payments totalled $600,000 for the year and will be applied in full to the purchase of the property. The state will also provide up to $3.5 million in employment incentive payments to GreenPower for jobs created in the State as production increases over time. Title to the properties will be transferred to GreenPower once total lease and incentive payments reach $6.7 million.

GreenPower completed a nine-month school bus pilot program with the state of West Virginia covering 18 counties, representing one-third of the school districts in the state with more than 100 professionals driving the buses more than 32,000 miles. Data from the pilot showed both the Type D BEAST and Type A Nano BEAST performed as expected whether on flat or mountainous terrain, in cold or warm conditions and on rural roads or city highways.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2024 Discussion dated: June 28, 2024

During the year the EV Star Cab & Chassis was the winner of the "2023 Green Car Product of Excellence", Green Car Journal said the award honors commercial vehicles that feature greater environmental performance through higher efficiency, the integration of advanced technology and electronics, and innovative powertrains that achieve decarbonization goals with low or no carbon emissions.

As at March 31, 2024, the Company had:

  Property and equipment on the balance sheet totaling $2.8 million, comprised of several models of GreenPower vehicles used for demonstration and other purposes, company vehicles used for sales, service and operations, tools and equipment, and other business property and equipment;
  Parts inventory totaling approximately $3.9 million representing parts and materials at GP Truck Body, spare parts for sale to customers pursuant to customer orders, spare parts to be used for vehicle manufacturing, and spare parts for vehicle repairs and warranty;
  Work in process inventory totaling approximately $14.3 million representing EV Star's, EV 250's, BEAST Type D school buses, Nano BEAST Type A school buses and parts inventory, and;
  Finished goods inventory totaling approximately $13.8 million, comprised of EV Star cab and chassis and other EV Star models, and BEAST Type D and Nano BEAST Type A models.

Trends

The Company does not know of any trends, commitments, events, or uncertainty that are expected to have a material effect on the Company's business, financial condition, or results of operations other than as disclosed herein under "Risk Factors".

Annual Results of Operations

Year ended March 31, 2024

For the year ended March 31, 2024 the Company generated revenue of $39,271,839 compared to $39,695,890 for the previous year, a decrease of 1.1%. Cost of sales of $33,914,237 yielding a gross profit of $5,357,602 or 13.6% of revenue. Revenue for the year was generated from the sale of  EV Star CC's,  EV Star 22 foot cargo, EV Star Cargo Plus,  EV Stars, 29 BEAST Type D school buses, 12 Nano BEAST Type A school buses, and 2 EV 250's, as well as revenue from truck body manufacturing, revenue from the sale of vehicle parts and service, from vehicle transportation, from finance income, and revenue from finance and operating leases. Operating costs consist of salaries and administration of $8,814,561 relating to salaries, employee benefits, and administrative services; transportation costs of $212,263 which relate to the use of trucks, trailers, tractors as well as other operational costs needed to transport company products around North America; insurance expense of $1,716,157; travel, accommodation, meals and entertainment costs of $599,169 related to travel for project management, demonstration of company products, and trade shows; product development costs of $1,811,472; sales and marketing costs of $661,426 interest and accretion of $1,554,858; professional fees of $1,925,938 consisting of legal and audit fees; as well as non-cash expenses including $1,502,112 of share-based compensation expense, depreciation of $1,858,458, and an allowance for credit losses of $1,450,962. The remaining operating costs for the period amounted to $1,607,459 in office expenses, other income of $306,288, a foreign exchange gain of $131,416 and a write down of $423,267 on finance lease receivables, resulting in a consolidated net loss of $18,342,796. The consolidated total comprehensive loss for the year of $18,313,249 was impacted by $29,547 of other comprehensive income as a result of the translation of the entities with a different functional currency than presentation currency.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2024 Discussion dated: June 28, 2024

Year ended March 31, 2023

For the year ended March 31, 2023 the Company generated revenue of $39,695,890 compared to $17,236,773 for the previous year, an increase of 130.3%. Cost of sales of $32,445,836 yielding a gross profit of $7,250,054 or 18.3% of revenue. Revenue for the year was generated from the sale of 226 EV Star CC's, 40 EV Star 22 foot cargo, 3 EV Star Cargo Plus, 19 EV Stars, 7 BEAST Type D school buses, 2 Nano BEAST Type A school buses, and 2 EV 250's, as well as revenue from truck body manufacturing, revenue from the sale of vehicle parts and service, from vehicle transportation, from finance income, and revenue from finance and operating leases. Operating costs consist of salaries and administration of $7,394,085 relating to salaries, employee benefits, and administrative services; transportation costs of $324,773 which relate to the use of trucks, trailers, tractors as well as other operational costs needed to transport company products around North America; insurance expense of $1,801,665; travel, accommodation, meals and entertainment costs of $748,299 related to travel for project management, demonstration of company products, and trade shows; product development costs of $2,090,338; sales and marketing costs of $818,289 interest and accretion of $1,549,769; professional fees of $1,477,094 consisting of legal and audit fees; as well as non-cash expenses including $3,645,893 of share-based compensation expense, depreciation of $1,219,223, and an allowance for credit losses of $95,153. The remaining operating costs for the period amounted to $920,468 in office expenses, other income of $72,867 from the gain on sale of property in California, a foreign exchange loss of $30,897 and a write down of $250,832 of goodwill recognized on the acquisition of Lion Truck Body, resulting in a consolidated net loss of $15,043,857.The consolidated total comprehensive loss for the year of $15,056,864 was impacted by $13,007 of other comprehensive loss as a result of the translation of the entities with a different functional currency than presentation currency.

Year ended March 31, 2022

For the year ended March 31, 2022 the Company generated revenue of $17,236,773 compared to $13,286,184 for the previous year, an increase of 29.7%. Cost of sales of $13,360,068 yielding a gross profit of $3,876,705 or 22.5% of revenue. Revenue for the year was generated from the sale of 18 BEAST school buses, 11 EV Stars, 4 EV Star + and 21 EV Star cab and chassis, as well as 1 EV Star and 10 EV Star CC's for which the Company provided lease financing, and 28 EV Stars that had previously been on lease and whose leases were cancelled and the vehicles were subsequently sold. Operating costs consist of administrative fees of $5,807,744 relating to salaries, project management, finance, and administrative services; transportation costs of $231,472 which relate to the use of trucks, trailers, tractors as well as other operational costs needed to transport company products around North America; insurance expense of $1,244,505; travel, accommodation, meals and entertainment costs of $641,500 related to travel for project management, demonstration of company products, and trade shows; product development costs of $1,381,101; sales and marketing costs of $686,544; interest and accretion of $515,618; professional fees of $1,207,920 consisting of legal and audit fees; as well as non-cash expenses including $5,771,475 of share-based compensation expense, depreciation of $661,958, and an allowance for credit losses of $8,940. The remaining operating costs for the period amounted to $419,398 in office expenses, other income of $364,296 primarily related to the forgiveness of a Payroll protection Loan, a foreign exchange loss of $65,117 and a write down of assets of $607,579 resulting in a consolidated net loss of $15,009,920.

The consolidated total comprehensive loss for the year was impacted by $39,413 of other comprehensive loss as a result of the translation of the entities with a different functional currency than presentation currency.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2024 Discussion dated: June 28, 2024

Comparison of Annual Results

The following table compares the annual results of GreenPower for the years ended March 31, 2024, 2023 and 2022:

	For the years ended			Percentage Change		$ Change
	March 31,	March 31,	March 31,	2024 to	2023 to	2024 to	2023 to
	2024	2023	2022	2023	2022	2023	2022

Revenue	$39,271,839	$39,695,890	$17,236,773	-1.1%	130.3%	$(424,051)	$22,459,117
Cost of sales	33,914,237	32,445,836	13,360,068	4.5%	142.9%	1,468,401	19,085,768
Gross Profit	5,357,602	7,250,054	3,876,705	-26.1%	87.0%	(1,892,452)	3,373,349
Gross profit margin¹	13.6%	18.3%	22.5%	-4.6%	-4.2%

Sales, general and administrative costs
Salaries and administration	8,814,561	7,394,085	5,807,744	19.2%	27.3%	1,420,476	1,586,341
Depreciation	1,858,458	1,219,223	661,958	52.4%	84.2%	639,235	557,265
Product development costs	1,811,472	2,090,338	1,381,101	-13.3%	51.4%	(278,866)	709,237
Office expense	1,607,459	920,468	419,398	74.6%	119.5%	686,991	501,070
Insurance	1,716,157	1,801,665	1,244,505	-4.7%	44.8%	(85,508)	557,160
Professional fees	1,925,938	1,477,094	1,207,920	30.4%	22.3%	448,844	269,174
Sales and marketing	661,426	818,289	686,544	-19.2%	19.2%	(156,863)	131,745
Share-based payments	1,502,112	3,645,893	5,771,475	-58.8%	-36.8%	(2,143,781)	(2,125,582)
Transportation costs	212,263	324,773	231,472	-34.6%	40.3%	(112,510)	93,301
Travel, accomodation, meals and entertainment	599,169	748,299	641,500	-19.9%	16.6%	(149,130)	106,799
Allowance for credit losses	1,450,962	95,153	8,940	1424.9%	964.4%	1,355,809	86,213
Total sales, general and administrative costs	22,159,977	20,535,280	18,062,557	7.9%	13.7%	1,624,697	2,472,723

Loss from operations before interest, accretion and foreign exchange	(16,802,375)	(13,285,226)	(14,185,852)	26.5%	-6.3%	(3,517,149)	900,626

Interest and accretion	(1,554,858)	(1,549,769)	(515,668)	0.3%	200.5%	(5,089)	(1,034,101)
Other Income	306,288	72,867	364,296	320.3%	-80.0%	233,421	(291,429)
Foreign exchange gain / (loss)	131,416	(30,897)	(65,117)	-525.3%	-52.6%	162,313	34,220
Loss from operations for the year	(17,919,529)	(14,793,025)	(14,402,341)	21.1%	2.7%	(3,126,504)	(390,684)

Other item						-	-
Write down of assets	(423,267)	(250,832)	(607,579)	68.7%	NM	(172,435)	356,747

Loss for the year	(18,342,796)	(15,043,857)	(15,009,920)	21.9%	0.2%	(3,298,939)	(33,937)
Other comprehensive income / (loss)
Cumulative
translation reserve	29,547	(13,007)	(39,413)	NM	NM	42,554	26,406
Total comprehensive loss for the year	$(18,313,249)	$(15,056,864)	$(15,049,333)	21.6%	0.1%	$(3,256,385)	$(7,531)
Loss per common share, basic and diluted	$(0.74)	$(0.64)	$(0.69)	15.6%	-7.2%	$(0.10)	$0.05
Weighted average number of common shares outstanding, basic and diluted	24,950,961	23,522,755	21,877,488	6.1%	7.5%	1,428,206	1,645,267

(1) Gross profit margin, a supplementary financial metric, is calculated as gross profit divided by revenue. Gross profit margin is not a defined term under IFRS.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2024 Discussion dated: June 28, 2024

Change in Revenue

The annual decrease in revenue for the year ended March 31, 2024 compared to the year ended March 31, 2023 was $424,051 or 1.1%. This decrease was the result of 77 fewer vehicles delivered during the year ended March 31, 2024 compared to the prior year, which was almost entirely offset by sales of a higher number of vehicles with a higher per unit price, including Type D BEAST and Type A Nano BEAST.

The annual increase in revenue for the year ended March 31, 2023 compared to the year ended March 31, 2022 was $22,459,117 or 130.3%. This increase was the result of an additional 206 vehicles delivered during the year ended March 31, 2023 compared to the prior year.

Change in Cost of Sales and Gross Profit and Gross Profit Margin

The annual increase in cost of sales for the year ended March 31, 2024 compared to the year ended March 31, 2023 was $1,468,401 or 4.5%, resulting in a decrease in gross profit of $1,892,452 or 26.1%. During the year ended March 31, 2024 GreenPower delivered a total of 222 vehicles compared to 299 in the prior year, a decrease of 77 vehicle deliveries. The increase in cost of sales and reduction in gross profit over the year was due to an increase of inventory writedowns included in cost of sales of $886,854, and due to the application of overhead costs from our West Virginia facility. The application of overhead costs in West Virginia was applied to levels of production that are below capacity, and it is anticipated that allocated costs on a per unit basis will decline as production at the facility increases.

The annual increase in cost of sales for the year ended March 31, 2023 compared to the year ended March 31, 2022 was $19,085,768 or 142.9%, resulting in an increase in gross profit of $3,373,349 or 87.0%. During the year ended March 31, 2023 GreenPower delivered a total of 299 vehicles compared to 93 in the prior year, an increase of 206 vehicle deliveries. The increase in cost of sales and gross profit over the year was due to the increase in unit sales, which was primarily comprised of lower cost vehicle models, as well as an increase in shipping and other conversion costs included in cost of sales.

Gross profit margin (defined as gross profit over sales) for the years ended March 2024, 2023 and 2022 was 13.6%, 18.3%, and 22.5% respectively. Gross profit margin declined by 4.6% between March 31, 2024 and March 31, 2023 due to an increase of inventory writedowns included in cost of sales of $886,854, which accounted for 2.3% of the decline, due to the application of overhead costs from our West Virginia facility, and due to below target gross margins at GP Truck Body. Gross profit margin declined by 4.2% between March 31, 2023 and March 31, 2022 due to increased sales under a high volume contract, which were at a lower gross profit margin than sales in the prior year, which were primarily comprised of lower volume sales at a higher gross profit margin. In addition, the decline in gross profit margin during the year ended March 31, 2023 compared to the prior year was due to an increase in shipping costs that was driven by a higher percentage of sales outside of the state of California, compared to the prior year.

Change in Salaries and Administration

The annual increase in salaries and administration expense for the year ended March 31, 2024 compared to the year ended March 31, 2023 was $1,420,476 or 19.2%. The increase over the period was due to salary increases for executive officers and existing employees, and an increase in the number of employees over the period to 116 employees at March 31, 2024 compared to 112 employees at March 31, 2023.

The annual increase in salaries and administration expense for the year ended March 31, 2023 compared to the year ended March 31, 2022 was $1,586,341 or 27.3%. There were 112 employees at March 31, 2023 and 69 employees at March 31, 2022 due to the expansion of our business in West Virginia, and in California primarily due to the acquisition of Lion Truck Body, which increased salary expense. In addition, the increase was also due to salary increases for existing employees, and due to the implementation of a defined contribution retirement plan for US employees.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2024 Discussion dated: June 28, 2024

Change in Depreciation

The annual increase in depreciation for the year ended March 31, 2024 compared to the year ended March 31, 2023 was $639,235 or 52.4%. Approximately $210,000 of this increase was from an increase in depreciation on right of use assets, with the remainder from an increase in depreciation expense on GreenPower's property, plant and equipment acquired during the year and depreciation expense on assets transferred to property, plant and equipment from inventory during the year.

The annual increase in depreciation for the year ended March 31, 2023 compared to the year ended March 31, 2022 was $557,265 or 84.2%. Approximately $340,000 of this increase was from an increase in depreciation on right of use assets, with the remainder from an increase in depreciation expense on GreenPower's property, plant and equipment acquired during the year, including assets acquired in the Lion Truck Body acquisition.

Change in Product Development Costs

Product development costs declined by $278,866 or 13.3% between March 31, 2024 and March 31, 2023. This decrease was primarily due to a reduction in other product development costs primarily comprised of vehicle parts and related expenses used in product development activities and to a small reduction in warranty accrual, which is a fixed percentage of sales.

The annual increase in product development costs for the year ended March 31, 2023 compared to the year ended March 31, 2022 was $709,237 or 51.4%. This increase was due to increased warranty expense accrual, which is a fixed percentage of sales, offset by a reduction in other product development costs primarily comprised of vehicle parts and related expenses used in product development activities.

Change in Share-Based Payments

Share based payment expense for the year ended March 31, 2024 compared to the year ended March 31, 2023 declined by $2,143,781 or 58.8% and declined by $2,125,582 or 36.8% for the year ended March 31, 2023 compared to March 31, 2022.

Share based payment expense is for non-cash stock option grants, where the value of stock option grants are calculated on the date of the grant using the Black Scholes method and recognized in earnings over the stock option's vesting period. The reduction in share-based payment expense during the years ended March 31, 2024 and March 31, 2023 compared to the prior years was due to a lower stock option expense recognized during each year and due to forfeited stock options during both periods.

Change in Transportation Costs

The annual decrease in transportation costs for the year ended March 31, 2024 compared to the year ended March 31, 2023 was $112,510 or 34.6%. This decrease was due to a reduction in costs related to shipping vehicles for non-sales purposes.

The annual increase in transportation costs for the year ended March 31, 2023 compared to the year ended March 31, 2022 was $93,301 or 40.3%. This increase was due to increased costs related to shipping vehicles for non-sales purposes, as well as for expenses associated with company vehicles and transportation.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2024 Discussion dated: June 28, 2024

Change in Interest and Accretion

Interest and accretion increased in the year ended March 31, 2024 compared to the year ended March 31, 2023 by $5,089 or 0.3% and increased in the year ended March 31, 2023 compared to the year ended March 31, 2022 by $1,034,101, or 200.5%. The change in interest and accretion expense in the year ended March 31, 2024 compared to the prior year was due to a reduction in interest and accretion on loans from related parties, which was partially offset by interest expense incurred on the term loan facility during the final quarter of the year.

The increase in interest and accretion expense in the year ended March 31, 2023 compared to the prior year was due to an increase in interest bearing debt during the year, including loans from related parties, the term loan assumed in the acquisition of Lion Truck Body, as well as due to the increase on the variable rate of interest on the Company's $8 million operating line of credit, which increased by 4.0% over the year. In addition, the increase was due to non-cash interest expense associated with deferred revenue.

Change in Other Income

Other Income of $306,288 during the year ended March 31, 2024 was the result of a non cash gain from loans from related parties. During the year ended March 31, 2023, GreenPower recognized other income of $72,867 from the gain on a sale of property and recognized $364,296 in other income during the year ended March 31, 2022 from the forgiveness of a payroll protection loan during the year. Changes in other income during each of these years was due to these unrelated non-recurring events.

Change in Office Expense

Office expense increased by $686,991 or 74.6% during the year ended March 31, 2024 compared to the prior year and increased by $501,070 or 119.5% during the year ended March 31, 2023 compared to the prior year. The increase in office expense during the year ended March 31, 2024 was due to general inflation increases in maintenance and utilities expense, as well as full year of expense associated with the West Virginia property during the current year. The increase in the year ended March 31, 2023 compared to the prior year well as due to the increased number of properties leased by the Company in the year compared to the prior year.

Change in Insurance Expense

Insurance expense decreased by $85,508 or 4.7% during the year ended March 31, 2024 compared to the prior year primarily due to a reduction in premiums charged on the Company's insurance policies. Insurance expense increased by $557,160 or 44.8% during the year ended March 31, 2023 compared to the prior year due to increased insurance requirements from growth in GreenPower's business and operations, including from the acquisition of Lion Truck Body, from the new property lease and business expansion in West Virginia, and from growth in the Company's core business and operations.

Change in Professional Fees

Professional fees increased by $448,844 or 30.4% during the year ended March 31, 2024 compared to the prior year, and increased by $269,174, or 22.3%, during the year ended March 31, 2023 compared to the prior year. The increase in the year ended March 31, 2024 was primarily due to increased legal costs associated with general corporate matters and litigation, and the increase in the year ended March 31, 2023 was primarily due to an increase in audit and accounting fees.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2024 Discussion dated: June 28, 2024

Change in Sales and Marketing and Travel, Accommodation, Meals and Entertainment

Sales and marketing expense for the year ended March 31, 2024 decreased by $156,863 or 19.2% and travel, accommodation, meals and entertainment expenses decreased by $149,130 or 19.9% compared to the prior year. The decrease in both of these expenses was due to a general reduction in the Company's attendance at trade shows and sales and marketing events compared to the prior year.

Sales and marketing expense for the year ended March 31, 2023 increased by $131,745 or 19.2% and travel, accommodation, meals and entertainment expenses increased by $106,799 or 16.6% compared to the prior year. The increase in both of these expenses was due to a general expansion of the Company's sales and marketing activities year over year.

Change in Other Costs

The allowance for credit losses in the year ended March 31, 2024 increased by $1,355,809 or 1,424.9% compared to the prior year primarily due to allowances associated with accounts receivable and a promissory note receivable owed by a lease customer, and to accounts receivable from other customers that is over 90 days past due. The allowance for credit losses in the year ended March 31, 2023 increased by $86,213 or 964.4% due to an increase in allowances on overdue accounts receivable.

Annual changes in foreign exchange gain / (loss) is caused by the Company's exposure to changes in foreign currency exchange rates due to financial assets and liabilities in foreign currency. The Company is exposed to foreign currency risk from assets and liabilities in CDN dollars, as described in the Market risks section.

Change in Write Down of Assets

During the year ended March 31, 2024, the Company had a write down of assets of $423,267 from the write down of finance lease receivables with overdue lease payments. During the year ended March 31, 2023, the Company had a write down of assets of $250,832 from the write down of goodwill recognized on the acquisition of Lion Truck Body. The change in write down of assets during each of these years was unrelated to the write down of assets in the prior year.

Change in Loss for the Year and Loss per Common Share

The loss for the year ended March 31, 2024 increased by $3,298,939 or 21.9% compared to the prior year. The majority of this loss was due to a reduction of $1,892,452 in gross profit earned in the current year, with the remainder caused by an increase in selling, general and administrative costs, partially offset by a reduction in interest and accretion.

The loss for the year ended March 31, 2023 increased by $33,937, or 0.2% compared to the prior year, and was due to an increase in the Company's gross profit, which more than offset increases in the Company's selling, general and administrative costs and other expenses.

Loss per common share for the year ended March 31, 2024 increased by $0.10, or 15.6%, due to an increased loss for the year which was partially offset by the increase in the weighted average number of shares outstanding. Loss per common share for the year ended March 31, 2023 declined by $0.05 per share, or 7.2%, due to the reduction in the loss for the year and the increase in the weighted average number of shares outstanding.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2024 Discussion dated: June 28, 2024

Changes in Consolidated Statements of Financial Position

The table below illustrates changes in selected components of GreenPower's consolidated financial position as of March 31, 2024 and March 31, 2023, and an explanation of changes in these components.

(Expressed in US Dollars)	March 31, 2024	March 31, 2023	Annual Change ($)	Explanation
Cash and restricted cash	$ 1,150,891	$ 600,402	550,489	See liquidity and capital resources sections of this report
Accounts receivable, net of allowances	2,831,942	10,273,376	(7,441,434)	Decrease due to accounts receivable collected during the year and an increase in allowance for doubtful accounts.
Inventory	32,010,631	41,609,234	(9,598,603)	Reduction due to sales of March 31, 2023 finished goods inventory during the year, lower work in process at March 31, 2024, and inventory transferred to fixed assets.
Current assets	36,853,355	54,156,170	(17,302,815)	Primarily due to reductions in accounts receivable and inventory.
Finance lease receivables	1,158,384	2,970,356	(1,811,972)	Reduction due to de-recognition of finance leases, impairment on finance leases, and lease payments received during the year ended March 31, 2024.
Right of use assets	4,124,563	4,845,738	(721,175)	Reduction due to depreciation on right of use assets.
Property and equipment	2,763,525	2,604,791	158,734	Increase due to investments in property and equipment and inventory transferred to property and equipment, net of depreciation.
Total assets	45,203,284	63,525,183	(18,321,899)	Due to reductions in accounts receivable, inventory, finance lease receivables and right of use assets net of increases in cash and property and equipment.
Line of credit	7,463,206	6,612,232	850,974	See liquidity and capital resources sections of this report
Accounts payable and accrued liabilities	2,977,251	7,316,267	(4,339,016)	Due to payments to suppliers for investments in inventory.
Deferred revenue	9,942,385	9,998,609	(56,224)	Primarily related to reductions in deferred revenue associated with deposits from Workhorse.
Loans payable to related parties	2,432,180	3,287,645	(855,465)	Due to repayments of principal and accrued interest and the notional non-cash gain on loans to related parties.
Term loan facility	2,267,897	-	2,267,897	Term loan facility entered into during the year.
Current liabilities	21,291,590	26,500,278	(5,208,688)	Due to a reduction in accounts payable partially offset by an increase in other current liabilities.
Lease liabilities	4,636,211	5,239,851	(603,640)	Reduction due to regularly scheduled payments on lease liabilities, including $0.6 million in payments made on West Virginia lease during the year ended March 31, 2024.
Contingent liability	1,391,746	-	1,391,746	Reclassification of loan associated with acquisition
Term loan	-	610,218	(610,218)	Reclassification of loan associated with acquisition
Deferred benefit of gov't assistance	-	686,341	(686,341)	Reclassification of loan associated with acquisition
Warranty liability	2,499,890	2,077,749	422,141	Increase due to warranty accrual on sales, net of warranty disbursements, during the year ended March 31, 2024.
Total liabilities	33,636,465	35,863,177	(2,226,712)	Due to the reduction in accounts payable and loans to related parties, partially offset by increases in other liabilities.
Shareholder's equity	$11,566,819	$27,662,006	(16,095,187)	Due to increase in accumulated deficit, partially offset by increases in share capital from shares sold through the At the Market Equity offering and increases in reserves from stock options.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2024 Discussion dated: June 28, 2024

Cash flows

The following table summarizes cash flows from, and used in, operations, investing, financing, as well as the effect of foreign exchange, for the years ended March 31, 2024, 2023, and 2022:

	March 31	March 31	March 31
	2024	2023	2022
Cash flow (used in) operations	$(1,132,248)	$(14,757,939)	$(20,343,748)
Cash flow from (used in) investing	$(761,533)	$303,191	$(536,093)
Cash flow from financing	$2,323,833	$8,189,280	$12,664,774
Foreign exchange on cash and restricted cash	$120,437	$(22,452)	$(104,559)
Net (decrease) increase in cash and restricted cash	$550,489	$(6,287,920)	$(8,319,626)

Operating activities

Cash flow used in operating activities amounted to $1.1 million for the year ended March 31, 2024. The Company generated a loss for the year of $18.3 million, which included approximately $6.6 million in non-cash depreciation, share based payments, accretion and accrued interest, foreign exchange gain, allowance for credit losses, other income, and write down of assets. In addition, cash flow was generated from changes in working capital, including inventory of $8.8 million, and accounts receivable of $6.3 million, which were partially offset by a decrease in accounts payable of $4.3 million, and other factors.

Cash flow used in operating activities amounted to $14.8 million for the year ended March 31, 2023. The Company generated a loss for the year of $15.0 million, which included approximately $5.5 million in non-cash depreciation, share based payments, accretion and accrued interest, amortization of deferred financing fees, foreign exchange loss, allowance for credit losses, and write down of assets. In addition, we made investments in working capital, including inventory of $8.9 million, accounts receivable of $7.3 million, which were partially offset by an increase in accounts payable of $5.8 million, and an increase in deferred revenue of $3.2 million.

Cash flow used in operating activities amounted to $20.3 million for the year ended March 31, 2022. GreenPower generated a loss for the year of $15.0 million, which included approximately $7.6 million in non-cash depreciation, share based payments, accretion and accrued interest, amortization of deferred financing fees, foreign exchange loss, allowance for credit losses, and write down of assets. In addition, we made investments in working capital, including inventory of $20.9 million, accounts receivable of $1.5 million, which were partially offset by an increase in accounts payable of $192,973, and an increase in deferred revenue of $6.4 million.

Investing activities

Cash flow used in investing activities was $761,533 for the year ended March 31, 2024 resulting from a $400,000 restricted deposit investment for a surety bond and the purchase of $361,533 of property, plant and equipment.

Cash flow from investing activities was $303,191 for the year ended March 31, 2023. During the year the Company received proceeds from the disposal of property totaling $874,184, net of fees, purchases of property and equipment totaled $355,993, and the Company's cash investment in the acquisition of Lion Truck Body totaled $215,000. Cash flow used in investing activities was $536,093 for the year ended March 31, 2022 and was comprised of investments in EV equipment, automobiles, computers, furniture, leasehold improvements and other items.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2024 Discussion dated: June 28, 2024

Financing activities

Cash flow from financing activities amounted to $2.3 million for the year-ended March 31, 2024. During the year the Company received gross proceeds from the issuance of shares on its ATM program of $0.5 million, drew $850,974 on the Company's line of credit, drew $2.2 million on its term loan facility, and these amounts were partially offset by $0.4 million repayments on loans to related parties, and principal payments on the Company's lease liabilities.

Cash flow from financing activities amounted to $8.2 million for the year-ended March 31, 2023. During the year the Company received gross proceeds from the issuance of shares on its ATM program of $4.9 million, received loans from related parties that totaled $3.0 million, drew $845,853 on the Company's line of credit, which were partially offset by equity offering costs and principal payments on the Company's lease liabilities.

Cash flow from financing activities amounted to $12.7 million for the year-ended March 31, 2022 due to $5.8 million from the company's operating line of credit, $6.3 million from the exercise of warrants, $1.2 million from the exercise of stock options, which were partially offset by principal payments on the Company's promissory note, principal payments on lease liabilities and other factors.

Quarterly Results of Operations

Three months ended March 31, 2024

For the three-month period ended March 31, 2024 the Company generated revenues of $5,092,890, cost of sales of $5,110,399 yielding a gross loss of $17,509 or 0.3%, from the sale of 12 EV Star CC's, 4 EV Star Cargos, 4 EV Star Cargo Plus, 2 EV Stars, 3 BEAST Type D school bus, and 1 Type A Nano BEAST, as well as revenue from truck body manufacturing, revenue from the sale of vehicle parts and service, from vehicle transportation, and revenue from finance and operating leases. Cost of Sales during the period includes an inventory writedown of $478,203, and without this writedown the gross profit margin would have been 9.0%. Operating costs consist of administrative fees of $2,410,230 relating to salaries, project management, finance, and administrative services; transportation costs of $37,439 which related to the use of trucks, trailers, contractors as well as other operational costs needed to transport company products around North America; insurance expense of $461,954; travel, accommodation, meals and entertainment costs of $184,571 related to travel for project management, demonstration of company products, and trade shows; product development costs of $233,986; interest and accretion of $668,282; professional fees of $642,734 consisting of legal and audit fees; as well as non-cash expenses including $124,227 of share-based compensation expense, allowance for credit losses of $1,136,852, other income of $306,288 and depreciation of $504,225. Excluding a foreign exchange gain of $119,272, the remaining operating costs for the period amounted to $635,128 in general corporate expenses, resulting in a consolidated net loss of $6,631,577.

Three months ended March 31, 2023

For the three-month period ended March 31, 2023 the Company generated revenues of $15,304,288, cost of sales of $12,954,808 yielding a gross profit of $2,349,480, related to the sale of 108 EV Star CC's, 6 EV Star Cargos, 3 EV Star Cargo Plus, 3 EV Stars, 1 BEAST Type D school bus, 2 EV 250's, as well as revenue from truck body manufacturing, revenue from the sale of vehicle parts and service, from vehicle transportation, and revenue from finance and operating leases. Operating costs consist of administrative fees of $2,231,376 relating to salaries, project management, finance, and administrative services; transportation costs of $153,682 which related to the use of trucks, trailers, contractors as well as other operational costs needed to transport company products around North America; insurance expense of $544,371; travel, accommodation, meals and entertainment costs of $227,118 related to travel for project management, demonstration of company products, and trade shows; product development costs of $719,906; interest and accretion of $437,284; professional fees of $406,407 consisting of legal and audit fees; as well as non-cash expenses including $468,444 of share-based compensation expense, recovery of an allowance for credit losses of $114,842 and depreciation of $402,673. Excluding a foreign exchange loss of $30,861, the remaining operating costs for the period amounted to $451,287 in general corporate expenses and a write down of goodwill of $250,832, resulting in a consolidated net loss of $3,859,919.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2024 Discussion dated: June 28, 2024

Three months ended March 31, 2022

For the three-month period ended March 31, 2022 the Company generated revenues of $4,313,964, cost of sales of $3,716,931 yielding a gross profit of $597,033, related to the sale of 8 BEAST school buses, 9 EV Star CC's and 2 EV Stars. Operating costs consist of administrative fees of $1,784,985 relating to salaries, project management, finance, and administrative services; transportation costs of $45,098 which related to the use of trucks, trailers, contractors as well as other operational costs needed to transport company products around North America; insurance expense of $439,765; travel, accommodation, meals and entertainment costs of $222,419 related to travel for project management, demonstration of company products, and trade shows; product development costs of $454,426; interest and accretion of $150,083; professional fees of $415,988 consisting of legal and audit fees; as well as non-cash expenses including $2,983,653 of share-based compensation expense, allowance for credit losses of $91,176 and depreciation of $269,273. Excluding a foreign exchange loss of $571, the remaining operating costs for the period amounted to $126,964 in general corporate expenses and a write-down of assets of $607,579, resulting in a consolidated net loss of $7,076,553.

A summary of selected information for each of the last eight quarters is presented below:

	Three Months Ended
	March 31,	December 31,	September 30,	June 30,
	2024	2023	2023	2023
Financial results
Revenues	$5,092,890	$8,157,931	$8,440,010	$17,581,008
Loss for the period	(6,631,577)	(4,641,720)	(4,257,643)	(2,811,856)
Basic and diluted earnings/(loss) per share	$(0.27)	$(0.19)	$(0.17)	$(0.11)
Balance sheet data
Working capital (Note 1)	15,561,765	19,428,489	24,212,127	26,452,106
Total assets	45,203,284	50,164,330	55,382,608	54,059,697
Shareholders' equity	11,566,819	18,052,671	22,349,985	26,204,408

	Three Months Ended
	March 31,	December 31,	September 30,	June 30,
	2023	2022	2022	2022
Financial results
Revenues	$15,304,288	$12,803,038	$7,737,459	$3,851,105
Loss for the period	(3,859,919)	(3,376,204)	(3,482,163)	(4,325,571)
Basic and diluted earnings/(loss) per share	$(0.16)	$(0.14)	$(0.15)	$(0.19)
Balance sheet data
Working capital (Note 1)	27,655,892	25,660,309	26,643,011	28,331,760
Total assets	63,525,183	65,936,534	61,920,873	56,671,910
Shareholders' equity	27,662,006	27,302,791	29,104,670	31,699,459

1) - Working capital defined as Total Current Assets minus Total Current Liabilities

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2024 Discussion dated: June 28, 2024

Changes in Quarterly Results

GreenPower's quarterly revenues for the current fiscal year reached a peak in the first quarter ended June 30, 2023, and were largely driven by 131 vehicle deliveries including 95 EV Star CC's delivered to Workhorse. Revenues declined in each of the subsequent three quarters, with quarterly vehicle deliveries ranging between 26 and 34 per quarter, including 10 EV Star CC's to Workhorse in the fourth quarter ended March 31, 2024. Losses for each of the four quarters ranged between $2.8 million in the first quarter and $6.4 million in the fourth quarter and were largely driven by differences in revenue in each of the four quarters and was further negatively impacted by inventory and asset writedowns in the third and fourth quarters.

GreenPower's quarterly revenues for the year ended March 31, 2023 increased from a low in the first quarter of $3.9 million, and increased in each subsequent quarter to a high of $15.3 million in the fourth quarter, and the quarterly changes in revenues were driven by quarterly vehicle deliveries, which increased in each quarter of the year. Losses for each of the four quarters ranged between $4.3 million in the first quarter and $3.4 million in the fourth quarter and were largely driven by differences in revenue in each of the four quarters but were also further negatively impacted by inventory writedowns and a goodwill writedown in the quarter ended March 31, 2023. Changes in working capital was largely impacted by the same factors as total assets and was also impacted by changes in current liabilities over the period.

The following tables summarize Vehicle Deliveries pursuant to vehicle leases and vehicle sales for the last eight quarters:

	For the three months ended
	March 31,	December 31,	September 30,	June 30,
	2024	2023	2023	2023
Vehicle Sales
EV Star (Note 1, 2)	12	19	15	28
EV Star CC's Sold to Workhorse	10	0	0	95
Nano BEAST and BEAST school bus	4	13	16	8
EV 250	0	2	0	0

Vehicle Deliveries (Note 3)	26	34	31	131

	For the three months ended
	March 31,	December 31,	September 30,	June 30,
	2023	2022	2022	2022
Vehicle Sales
EV Star (Note 1)	13	15	21	14
EV Star CC's Sold to Workhorse	107	85	29	4
Nano BEAST and BEAST school bus	1	1	4	3
EV 250	2	0	0	0

Vehicle Deliveries (Note 3)	123	101	54	21

1)  Includes various models of EV Stars

2)  EV Stars delivered in the quarter ended December 31, 2023 include 2 EV Stars accounted for as finance leases, and 3 EV Stars accounted for as operating leases.

3) "Vehicle Deliveries", as reflected above, is a supplementary performance metric, that management believes provides useful information regarding the business activity of the Company during a quarter or year. Vehicle Deliveries is vehicles that have been sold or leased to a customer during a quarter or a year, as determined by management. The models of vehicles included in Vehicle Deliveries will vary over time, such that Vehicle Deliveries in one period may not be comparable to Vehicle Deliveries in another period.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2024 Discussion dated: June 28, 2024

Vehicle Deliveries is not a financial metric, and vehicle deliveries is not an indication of the Company's financial performance in a given period. While management considers Vehicle Deliveries to be a useful supplementary performance metric, users are cautioned to consider other factors to evaluate GreenPower's business.

The following tables summarize Total Cash Expenses for the last eight quarters:

	For the three months ended
	March 31,	December 31,	September 30,	June 30,
	2024	2023	2023	2023

Total sales, general and administrative costs	$6,371,346	$5,677,814	$5,215,894	$5,318,190
Plus:
Interest and accretion	668,282	342,590	266,035	277,951
Foreign exchange loss/(gain)	(119,272)	(23,718)	5,083	6,491
Less:
Depreciation	(504,225)	(466,763)	(444,703)	(442,767)
Share-based payments	(124,227)	(259,188)	(405,470)	(713,227)
(Increase)/decrease in warranty liability	(93,361)	216,538	10,705	(556,023)
(Allowance) / recovery for credit losses	(1,136,852)	(121,097)	(193,004)	(9)
Impairment of assets	-	(423,267)	-	-

Total Cash Expenses (Note 1)	$5,061,691	$4,942,909	$4,454,540	$3,890,606

	For the three months ended
	March 31,	December 31,	September 30,	June 30,
	2023	2022	2022	2022

Total sales, general and administrative costs	$5,490,422	$5,208,592	$4,718,257	$5,118,011
Plus:
Interest and accretion	437,284	465,188	387,661	259,636
Foreign exchange loss/(gain)	30,861	-	1,108	(1,072)
Less:
Depreciation	(402,673)	(330,522)	(290,420)	(195,608)
Share-based payments	(468,444)	(500,933)	(967,341)	(1,709,175)
(Increase)/decrease in warranty liability	(318,063)	(377,218)	(239,847)	(99,639)
(Allowance) / recovery for credit losses	114,842	(235,032)	53,994	(28,957)
Impairment of assets	(250,832)	-	-	-

Total Cash Expenses (Note 1)	$4,633,397	$4,230,075	$3,663,412	$3,343,196

1) Total Cash Expenses", as reflected above, is a non-IFRS measure which is defined as sales, general and administrative costs plus interest and accretion, plus/(less) foreign exchange loss/(gain), less depreciation, less share-based payments, plus/(less) the decrease/(increase) in warranty liability, plus / (less) the (allowance) / recovery for credit losses, less impairment of assets. Total Cash Expenses is a measure used by management as an indicator of sales, general and administrative, interest and accretion, and foreign exchange costs that excludes the impact of certain non-cash charges. Management believes that Total Cash Expenses provides a measure of cash expenses from the operations of the business. However, Total Cash Expenses is not a measure of financial performance under IFRS and should not be considered a substitute for other financial measures of performance. Total Cash Expenses as calculated by GreenPower may not be comparable to Total Cash Expenses as calculated and reported by other companies.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2024 Discussion dated: June 28, 2024

The following tables summarize Adjusted EBITDA for the last eight quarters:

	For the three months ended

	March 31,	December 31,	September 30,	June 30,
	2024	2023	2023	2023

Loss for the period	$(6,631,577)	$(4,641,720)	$(4,257,643)	$(2,811,856)
Plus:
Depreciation	504,225	466,763	444,703	442,767
Interest and accretion	668,282	342,590	266,035	277,951
Share-based payments	124,227	259,188	405,470	713,227
Allowance / (recovery) for credit losses	1,136,852	121,097	193,004	9
Increase/(decrease) in warranty liability	93,361	(216,538)	(10,705)	556,023
Impairment of assets	-	423,267	-	-

Adjusted EBITDA (Note 1)	$(4,104,630)	$(3,245,353)	$(2,959,136)	$(821,879)

	For the three months ended

	March 31,	December 31,	September 30,	June 30,
	2023	2022	2022	2022

Loss for the period	$(3,859,919)	$(3,376,204)	$(3,482,163)	$(4,325,571)
Plus:
Depreciation	402,673	330,522	290,420	195,608
Interest and accretion	437,284	465,188	387,661	259,636
Share-based payments	468,444	500,933	967,341	1,709,175
Allowance / (recovery) for credit losses	(114,842)	235,032	(53,994)	28,957
Increase/(decrease) in warranty liability	318,063	377,218	239,847	99,639
Impairment of assets	250,832	-	-	-

Adjusted EBITDA (Note 1)	$(2,097,465)	$(1,467,311)	$(1,650,888)	$(2,032,556)

1) "Adjusted EBITDA", as reflected above, is a non-IFRS measure, which is defined as loss for the period (for quarterly periods), or loss for the year (for annual periods) plus depreciation, plus interest and accretion, plus share-based payments, plus / (less) the increase / (decrease) in the warranty liability, plus taxes, plus impairment of assets. Adjusted EBITDA is a measure used by management as an indicator of profitability since it excludes the impact of movements in working capital items, certain non-cash charges, and financing costs. Therefore, Adjusted EBITDA gives the investor information as to the cash generated from the operations of a business. However, Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for other financial measures of performance. Adjusted EBITDA as calculated by GreenPower may not be comparable to Adjusted EBITDA as calculated and reported by other companies. The most comparable IFRS measure to Adjusted EBITDA is net income.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2024 Discussion dated: June 28, 2024

Liquidity and Capital Resources

At March 31, 2024, the Company has a cash balance of $1,150,891 and working capital, defined as current assets minus current liabilities, of $15,561,765. The Company's line of credit has a maximum credit limit of up to $8,000,000 and amounts available on the line of credit in excess of $5,000,000 are subject to margining requirements, and as at March 31, 2024 the Line of Credit had a drawn balance of $7,463,206. In addition, the Company has a revolving term loan facility of up to $5 million which can be used to fund payments to suppliers to build inventory pursuant to customer orders. Subsequent to the end of the year, on May 9, 2024, the Company completed an underwritten offering of 1,500,000 common shares and warrants to purchase 1,575,000 common shares for gross proceeds of $2,325,750 before deducting underwriting discounts and offering expenses. The warrants have an exercise price of $1.82 per share and expire three years from the date of issuance. The Company manages its capital structure and makes adjustments to it based on available funds to the Company. The Company may continue to rely on additional financings and the sale of its inventory to further its operations and meet its capital requirements to manufacture EV vehicles, expand its production capacity and further develop its sales, marketing, engineering, and technical resources.

The Company's ability to achieve its business objectives is subject to material uncertainty which casts substantial doubt upon the Company's ability to continue as a going concern. The Company will continue to rely on additional financings to further its operations and meet its capital requirements.

Capital Resources

Year ended March 31, 2024 and up to the date of this report

Authorized Share Capital

Unlimited number of common shares without par value

Unlimited number of preferred shares without par value

Issued Share Capital:

During the year ended March 31, 2024, the Company issued a total of 274,534 common shares, including 188,819 shares issued under the At the Market Offering (ATM), and 85,715 shares from the exercise of options.

During the year ended March 31, 2023, the Company issued a total of 1,568,590 common shares, including 1,565,268 shares issued under the At the Market Offering (ATM), and 3,322 shares from the exercise of options.

At the Market Offering

In September 2022, the Company filed a prospectus supplement to its short form base shelf prospectus, pursuant to which the Company may, at its discretion and from time to time, sell common shares of the Company for aggregate gross proceeds of up to US$20,000,000. The base shelf prospectus was filed in October 2021, and was effective for a period of 25 months until November 2023. The Company filed a new base shelf prospectus in January 2024.

The sale of common shares under the prospectus supplement was made through ATM distributions on the NASDAQ stock exchange. During the year ended March 31, 2024, the Company sold 188,819 common shares under the ATM program for gross proceeds of $520,892 before transaction fees. The ATM expired in November 2023 due to the expiry of the base shelf prospectus.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2024 Discussion dated: June 28, 2024

The Company incurred approximately $14,904 in professional fees and other direct expenses in connection with the ATM, which was included in share issuance costs for the year ended March 31, 2024 ($216,803, 2023).

Offering subsequent to year-end

On May 9, 2024 the Company completed an underwritten offering of 1,500,000 common shares and warrants to purchase 1,575,000 common shares for gross proceeds of $2,325,750 before deducting underwriting discounts and offering expenses. The warrants have an exercise price of $1.82 per share and expire three years from the date of issuance.

The Company has two incentive stock option plans whereby it grants options to directors, officers, employees, and consultants of the Company, the 2023 Equity Incentive Plan (the "2023 Plan") which was adopted in order to grant awards to people in the United States, and the 2022 Equity Incentive Plan (the "2022 Plan").

2023 Plan

Effective February 21, 2023 GreenPower adopted the 2023 Plan which was approved by shareholders at our AGM on March 28, 2023 in order to grant stock options or non-stock option awards to people in the United States. Under the 2023 Plan GreenPower can issue stock options that are considered incentive stock options, which are stock options that qualify for certain favorable tax treatment under U.S. tax laws. Nonqualified stock options are stock options that are not incentive stock options. The aggregate fair market value on the date of grant of Shares with respect to which incentive stock options are exercisable for the first time by an optionee subject to tax in the United States during any calendar year must not exceed US$100,000, or such other limit as may be prescribed by the Internal Revenue Code. Non-stock option awards mean a right granted to an award recipient under the 2023 Plan, which may include the grant of stock appreciation rights, restricted awards or other equity-based awards.

2022 Plan

Effective April 19, 2022 GreenPower adopted the 2022 Equity Incentive Plan (the "2022 Plan"), which was further ratified and re-approved by shareholders at our AGM on March 27, 2024, and which replaced the 2019 Plan. Under the 2022 Plan the Company can grant equity-based incentive awards in the form of stock options ("Options"), restricted share units ("RSUs"), performance share units ("PSUs") and deferred share units ("DSUs"). RSU's, DSU's and PSU's are collectively referred to as "Performance Based Awards". The 2022 Plan is a Rolling Plan for Options and a fixed-plan for Performance-Based Awards such that the aggregate number of Shares that: (i) may be issued upon the exercise or settlement of Options granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements), shall not exceed 10% of the Company's issued and outstanding Shares from time to time, and (ii) may be issued in respect of Performance-Based Awards granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements) shall not exceed 2,499,116. No performance-based awards have been issued as at March 31, 2024 or as at March 31, 2023. The 2022 Plan is considered an "evergreen" plan, since Options which have been exercised, cancelled, terminated, surrendered, forfeited or expired without being exercised shall be available for subsequent grants under the 2022 Plan and the number of awards available to grant increases as the number of issued and outstanding Shares increases.

Stock Option Plans from Prior Periods

On May 14, 2019, the Company replaced the 2016 Plan with a Rolling Stock Option Plan (the "2019 Plan"). Under the terms of the 2019 Plan, the aggregate number of Options that can be granted under the 2019 Plan cannot exceed ten (10%) of the total number of issued and outstanding Shares, calculated on a non-diluted basis. The exercise price of options granted under the 2019 Plan may not be less than the minimum prevailing price permitted by the TSXV policies with a maximum term of 10 years. On March 9, 2016, the shareholders approved the previous stock option plan which initially allowed for the  issuance of up to 1,491,541 shares and which was subsequently further increased to allow up to 2,129,999  shares to be issued under the plan (the "2016 Plan").

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2024 Discussion dated: June 28, 2024

The Company had the following incentive stock options granted under the 2023 Plan, the 2022 Plan, the 2019 Plan, and 2016 Plan that are issued and outstanding as at March 31, 2024:

		Exercise	Balance			Forfeited	Balance
Expiry Date		Price	March 31, 2023	Granted	Exercised	or Expired	March 31, 2024
May 4, 2023	CDN	$3.50	57,144	-	(42,858)	(14,286)	-
November 30, 2023	CDN	$3.01	50,000	-	(15,000)	(35,000)	-
February 12, 2024	CDN	$3.50	71,787	-	(14,643)	(57,144)	-
January 30, 2025	CDN	$2.59	254,640	-	(10,714)	(5,714)	238,212
February 11, 2025	CDN	$8.32	50,000	-	-	-	50,000
July 3, 2025	CDN	$4.90	16,071	-	-	(1,072)	14,999
November 19, 2025	US	$20.00	300,000	-	-	-	300,000
December 4, 2025	US	$20.00	20,000	-	-	-	20,000
May 18, 2026	CDN	$19.62	73,275	-	-	(9,575)	63,700
December 10, 2026	CDN	$16.45	553,500	-	-	(30,250)	523,250
July 4, 2027	CDN	$4.25	15,000	-	-	-	15,000
November 2, 2027	US	$2.46	10,000	-	-	-	10,000
February 14, 2028	CDN	$3.80	645,000	-	(2,500)	(10,000)	632,500
March 28, 2028	CDN	$2.85	100,000	-	-	(100,000)	-
March 27, 2029	CDN	$2.72	-	605,000	-	-	605,000
Total outstanding			2,216,417	605,000	(85,715)	(263,041)	2,472,661
Total exercisable			1,265,128				1,711,798
Weighted Average
Exercise Price (CDN$)			$10.72	$2.72	$3.31	$5.26	$9.62
Weighted Average Remaining Life			3.4 years				3.2 years

As at March 31, 2024, there were 26,455 stock options available for issuance under the 2023 and 2022 plan and 2,499,116 performance based awards available for issuance under the 2023 Plan and the 2022 Plan. During the year ended March 31, 2024, 263,041 options were forfeited or expired.

On March 27, 2024, the Company granted 605,000 options with a term of five years and an exercise price of CDN$2.72 per share, comprised of:

  360,000 stock options to officers and directors which vest 25% after 4 months, and then 25% after six months, nine months and twelve months;
  60,000 stock options to an officer and director which vest 20% after 4 months, 20% after 6 months, 30% after 288 days, and 30% after 12 months;
  110,000 stock options to employees which vest 25% after 4 months, and then 25% after years 1, 2, and 3;
  40,000 stock options to employees which vest 50% after 288 days, and then then 25% after years 2, and 3;
  35,000 stock options to consultants which vest 25% after 4 months, and then 25% after years 1, 2, and 3;

During the year ended March 31, 2024, 85,715 common shares were issued pursuant to the exercise of stock options and 263,041 options were forfeited or expired.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2024 Discussion dated: June 28, 2024

During the year ended March 31, 2024, the Company incurred share-based compensation expense with a measured fair value of $1,502,112. The fair value of the options granted and vested were recorded as share-based payments on the Consolidated Statements of Operations.

Subsequent to the end of the reporting period:

  Between April 1 2024 and June 30, 2024, 55,642 stock options exercisable at a weighted average share price of $10.09 were forfeited;
  On May 9, 2024 the Company completed an underwritten offering of 1,500,000 common shares and warrants to purchase 1,575,000 common shares for gross proceeds of $2,325,750 before deducting underwriting discounts and offering expenses. The warrants have an exercise price of $1.82 per share and expire three years from the date of issuance;
  On June 28, 2024 the Company issued 20,000 stock options exercisable at CDN $1.40 per share that expire on June 28, 2029.

As at March 31, 2024 and as at March 31, 2023 the Company had an outstanding warrant balance of nil.

Investing Activities

For the year ended March 31, 2024

See the Operations and Capital Resources sections above for a summary of the Company activities during the year ended March 31, 2024.

Off-Balance Sheet Arrangements

As of the date of this filing, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2024 Discussion dated: June 28, 2024

Related Party Transactions

A summary of compensation for directors, officers and key management personnel is as follows:

	For the Years Ended
	31-Mar-24	31-Mar-23	31-Mar-22

Salaries and Benefits (1)	$562,160	$580,774	$575,255
Consulting fees (2)	541,623	396,250	396,456
Non-cash Options Vested (3)	874,321	2,100,717	3,242,528
Total	$1,978,104	$3,077,741	$4,214,239

1) Salaries and benefits incurred with directors and officers are included in Salaries and administration on the Consolidated Statements of Operations and Comprehensive Loss.

2) Consulting fees included in Salaries and administration on the Consolidated Statements of Operations and Comprehensive Loss are paid to the Chairman and CEO for management consulting services, and includes Director's Fees paid to GreenPower's four independent directors.

3) Amounts recognized for related party stock-based compensation are included in Share-based payments on the Consolidated Statements of Operations.

Accounts payable and accrued liabilities at March 31, 2024 included $105,676 (March 31, 2023 - $208,215) owed to officers, directors, and companies controlled by officers and directors, and shareholders, which is  non-interest bearing, unsecured and has no fixed terms of repayment.

During the year ended March 31, 2023, the Company received loans totaling CAD$3,670,000 and US$25,000 from FWP Holdings LLC, a company that is beneficially owned by the CEO and Chairman of the Company, and CAD$250,000 was loaned to the Company from Countryman Investments Ltd., a company beneficially owned by a Director of the Company. The loans bear interest at 12.0% per annum plus such additional bonus interest, if any, as may be agreed to and approved by GreenPower's Board of Directors at a later date. During the year ended March 31, 2024 no additional related party loans were received by the Company, and the CAD $250,000 loan plus accrued interest from Countryman Investments Ltd. was repaid, and the US$25,000 loan from FWP Holdings LLC was repaid.

The remaining loans from FWP Holdings LLC matured on March 31, 2023, however the CAD $3,670,000 principal balance is outstanding as at March 31, 2024. During the year ended March 31, 2024, $328,829 of interest was expensed on related party loans (2023 - $238,321, 2022 - $nil). The Company has agreed to grant FWP Holdings LLC a general security assignment on the assets of GreenPower Motor Company Inc., which will be subordinated to any security assignment of senior lenders. The Company and FWP Holdings LLC entered into a postponement and subordination agreement with the term loan facility lender under which the parties agreed that the loans from FWP Holdings LLC would be subordinate to the lender's security interests and that no payment will be made on the loans from FWP Holdings LLC before the full repayment of the term loan facility. As a result, loans from related parties are considered long term liabilities, and this change is considered a substantial modification pursuant to IFRS 9, which requires that the loan is extinguished and revalued as at the date of the change, which generated a non-cash gain of $306,288 as at March 31, 2024.

A director of the Company, David Richardson, and the Company's CEO and Chairman Fraser Atkinson, have each provided personal guarantees of $2,510,000, or $5,020,000 in total to support the Company's $8 million operating line of credit.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2024 Discussion dated: June 28, 2024

New and Amended Standards

Adoption of accounting standards

Certain new accounting standards have been published by the IASB or the IFRS Interpretations Committee that are effective for annual reporting periods beginning on or after January 1, 2023. These changes were reviewed by management and did not cause a change to the Company's financial statements.

Future accounting pronouncements

Certain new accounting standards and interpretations have been published by the IASB that are not mandatory for the March 31, 2024 reporting period, as summarized in the following table:

Mandatorily effective for periods beginning on or after January 1, 2024	Mandatorily effective for periods beginning on or after January 1, 2025
IAS 1 - Presentation of Financial Statements (Non current liabilities with covenants)	IAS 21 - The effect of changes in Foreign Exchange Rates
IAS 1 - Presentation of Financial Statements (classification of liabilities as current or non current)	IFRS 18 - Presentation and Disclosure in Financial Statements
IAS 7 Statement of Cash Flows and IFRS 7 - Financial Instruments (Supplier finance arrangement disclosure requirements)	IFRS 19 - Subsidiaries without Public Disclosures
IFRS 16 - Leases (liability in a sale and leaseback)

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective. The Company has not early adopted any of these standards and is currently evaluating the impact, if any, that these standards might have on its consolidated financial statements.

Internal Controls over Financial Reporting

Evaluation of Disclosure Controls and Procedures

Management, with the participation of our Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining disclosure controls and procedures (DC&P) (as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f) under the U.S. Securities and Exchange Act of 1934 and under National Instrument 52-109). Management evaluated the effectiveness of our disclosure controls and procedures as of March 31, 2024.

Based on the evaluation performed as of March 31, 2024, as a result of the material weaknesses in internal control over financial reporting that are described below in Management's Report on Internal Control Over Financial Reporting, our Chief Executive Officer and Chief Financial Officer determined that our disclosure controls and procedures were not effective as of such date.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2024 Discussion dated: June 28, 2024

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f) under the U.S. Securities and Exchange Act of 1934 and under National Instrument 52-109.

A company's internal control over financial reporting is a process designed by, or under the supervision of, its Chief Executive Officer and Chief Financial Officer, and effected by such company's board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;
  provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company's annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

Management, with the participation of our Chief Executive Officer and Chief Financial Officer, has conducted an evaluation of the effectiveness of our internal control over financial reporting as of March 31, 2024, based on the framework set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that the Company did not maintain effective internal control over financial reporting as of March 31, 2024 due to the following material weaknesses in its internal control over financial reporting:

  We did not design and maintain effective controls to account for transactions related to inventory including providing documented evidence of existence and verification of inventories;
  We did not design and maintain effective controls relating to revenue recognition, including incorporating non-cash accrued interest expense on deferred revenue deposits held for over a year;
  We did not design and maintain effective controls relating to non-cash transactions relating to the recognition of a non-cash gain on related party debt due to debt extinguishment.

Accordingly, management has concluded that control deficiencies regarding the design and verification of inventory constitute material weaknesses.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2024 Discussion dated: June 28, 2024

Remediation Efforts

Management is focused on developing, designing and implementing effective internal controls measures to improve our internal control over financial reporting and remediate the material weaknesses we identified. Our internal control remediation efforts include the following:

  We have retained an external financial controls consultant to assist (i) reviewing our current processes, procedures, and systems and assessing the design of controls to identify opportunities to enhance the design of controls that would address relevant risks identified by management, and (ii) enhancing and implementing protocols to retain sufficient documentary evidence of operating effectiveness of such controls;
  We will seek to hire additional qualified accounting resources and professionals to manage the implementation of improved internal controls over financial reporting, and identifying and properly recognizing accounting for complex transactions;

Management intends to focus on the internal control remediation efforts identified above in order to address and resolve the material weaknesses in internal controls over financial reporting that existed as at March 31, 2024.

Attestation Report of the Registered Public Accounting Firm

This MD&A does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report is not subject to attestation by the Company's registered public accounting firm pursuant to rules of the SEC that permit the Company to provide only management's report in this Annual Report.

Changes In Internal Control Over Financial Reporting

During our fourth quarter and year ended March 31, 2024, other than changes to certain controls related to, bank reconciliations, capital assets, financial reporting, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act and NI 52-109) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitation on Effectiveness Controls and Procedures

The effectiveness of any system of internal control over financial reporting, including ours, is subject to inherent limitations, including the exercise of judgment in designing, implementing, operating, and evaluating the controls and procedures, and the inability to eliminate misconduct completely. Accordingly, any system of internal control over financial reporting, including ours, no matter how well designed and operated, can only provide reasonable, not absolute assurances. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. We intend to continue to monitor and upgrade our internal controls as necessary or appropriate for our business, but there can be no assurance that such improvements will be sufficient to provide us with effective internal control over financial reporting.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2024 Discussion dated: June 28, 2024

Critical Accounting Estimates and Judgements

In preparing our consolidated financial statements, management is required to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to critical accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting judgements

i. The determination of the functional currency of the Company and of each entity within the consolidated Company.

ii. The Company's ability to achieve its business objectives is subject to material uncertainty which casts substantial doubt upon the Company's ability to continue as a going concern.

iii. The determination that amounts representing the term loan that would be assumed from the acquisition of Lion Truck Body, which is subject to the seller obtaining the required consents for the assumption, should be classified as a contingent liability as at March 31, 2024.

iv. The determination that loans payable to related parties outstanding as at March 31, 2024 is a non-current liability.

Critical accounting estimates and assumptions

i. The determination of the discount rates used to discount finance -lease receivables and lease liabilities;

ii. The estimated accrual rate for the warranty provision on the sale of all-electric vehicles;

iii. The classification of leases as either financial leases or operating leases;

iv. The determination that the Company is not involved in any legal matters that require a provision;

v. The determination of an allowance for doubtful accounts on the Company's trade receivables;

vi. The valuation of tangible assets and financial liabilities acquired in the Lion Truck Body (LTB) Inc. transaction and the determination that $250,832 in goodwill from the acquisition of Lion Truck Body Inc. was impaired as at March 31, 2023, and was written off;

vii. The estimate of the useful life of equipment;

viii. The estimate of the net realizable value of inventory;

ix. Estimates underlying the recognition of proceeds from government vouchers and grants;

x. Estimates underlying the determination of the carrying value of the West Virginia lease liability and right of use asset;

xi. Estimates underlying the calculation of deferred income tax assets and deferred income tax recovery;

xii. The determination of overheads to be allocated to inventory and charged to cost of sales;

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2024 Discussion dated: June 28, 2024

Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, promissory note receivable, finance lease receivables, line of credit, loans payable to related parties, term loan, accounts payable and accrued liabilities, other liabilities, and lease liabilities.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2: Inputs other than quoted prices that are observable for the asset or liabilities either directly or indirectly; and
Level 3: Inputs that are not based on observable market data

The fair value of the Company's financial instruments approximates their carrying value, unless otherwise noted. The Company has exposure to the following financial instrument related risks.

Credit risk

The Company's exposure to credit risk is on its cash, accounts receivable, promissory note receivable, and on its finance lease receivables. The maximum exposure to credit risk is their carrying amounts in the consolidated statement of Financial Position.

Cash consists of cash bank balances held in major financial institutions in Canada and    the United States with a high credit quality and therefore the Company is exposed to minimal risk. The Company assesses the credit risk of its account receivable, finance lease receivables and promissory note  receivable at each reporting period end and on an annual basis. As at March 31, 2024 the Company recognized net allowance for credit losses of $1,319,873 (2023 - net - $94,791) against its accounts receivable, and an allowance for credit losses of $131,089 on its promissory note (2023 - nil), as summarized in the table below:

The following table provides a continuity of allowance for doubtful accounts on accounts receivable:

	March 31, 2024	March 31, 2023
Allowance for doubtful accounts, beginning of year	$139,370	$44,579
plus: new allowance recognized	1,459,243	139,370
less: allowance collected	(139,370)	(44,579)

Allowance for doubtful accounts, end of year	$1,459,243	$139,370

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2024 Discussion dated: June 28, 2024

Liquidity risk

The Company tries to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's cash balances and available liquidity on the Company's $8 million operating line of credit. The Company's cash is invested in bank accounts at major financial institutions in Canada and the United States and is available on demand. The continuation of the Company as a going concern is dependent on future cash flows from operations including the successful sale and manufacture of electric vehicles to achieve a profitable level of operations and obtaining necessary financing to fund ongoing operations.

The following table summarizes the Company's financial commitments by maturity as at March 31, 2024:

March 31, 2024	Less than 3 months	3 to 12 months	One to five years	Thereafter
Line of credit (Note 1)	$7,463,206	$-	$-	$-
Accounts payable and accrued liabilities	2,977,251	-	-	-
Loans payable to related parties	-	-	2,549,120	-
Lease liabilities	261,355	696,329	3,055,463	2,500,000
Term loan facility	-	2,267,897	-	-
Contingent liabilities	-	136,078	166,810	1,088,858
Other liabilities	2,142	6,425	17,133	-
	$10,703,954	$3,106,729	$5,788,526	$3,588,858

(1) GreenPower's operating line of credit with the Bank of Montreal is repayable on demand and is therefore recorded as a current liability with less than 3 months to maturity. GreenPower remains in compliance with the financial covenant under the facility and since inception of the loan the Bank of Montreal has not demanded repayment of the facility, however there is no guarantee that the Bank of Montreal will not do so in the future.

As part of the acquisition of Lion Truck Body Inc. that closed on July 7, 2022, the Company would assume a term loan from the seller subject to the seller obtaining the required consents to allow for the assumption of the term loan with principal outstanding of approximately of approximately $1.5 million as at July 7, 2022, an interest rate of 3.75%, a maturity in May 2050, and fixed monthly payments. As at March 31, 2024 the seller has not obtained the required consents for the assumption of the loan and GreenPower has classified the potential assumption of this loan as a contingent liability, per IAS 37, as the assumption of the loan by GreenPower is subject to events that are beyond the Company's control and there is considerable uncertainty over the occurrence of these events.

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange. The Company is exposed to interest rate risk with respect to its Line of Credit. The Company is exposed to foreign exchange risk as it conducts business in both the United States and Canada. Management monitors its foreign currency balances, but the Company does not engage in any hedging activities to reduce its foreign currency risk.

At March 31, 2024, the Company was exposed to currency risk through the following financial assets and liabilities in CDN Dollars.

CAD
Cash	$137,887
Accounts Receivable	$66,935
Prepaids and deposits	$147,866
Finance Lease Receivable	$65,315
Accounts Payable and Accrued Liabilities	$(219,636)
Related Party Loan & Interests Payable	$(3,779,798)

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2024 Discussion dated: June 28, 2024

The CDN/USD exchange rate as at March 31, 2024 was $0.738 (March 31, 2023 - $0.7389). Based on the net exposure and assuming all other variables remain constant, a 10% change in the appreciation or depreciation of the Canadian dollar relative to the US dollar would result in a change of approximately

$358,000 to other comprehensive income/loss.

Outlook

For the immediate future, the Company intends to:

  Complete production and delivery of several models of EV Stars and BEAST school buses currently in various stages of production;

  Deliver the remaining vehicles in finished goods inventory;

  Continue to develop, train and expand the staff at the West Virginia production facility in order to expand all-electric school bus production capabilities to fulfil existing orders and anticipated sales growth;

  Continue to develop and expand its dealer network in order to generate new sales opportunities and increase sales backlog;

  Evaluate and consider entering into new sources of financing to fund the business;

  Further develop its sales and marketing, engineering and technical resources and capabilities.

Capitalization and Outstanding Security Data

The total number of common shares issued and outstanding is 24,991,162 as of March 31, 2024. There are no preferred shares issued and outstanding.

An incentive stock option plan was established for the benefit of directors, officers, employees and consultants of the Company. As of March 31, 2024, there are 2,472,661 options outstanding, and the total number of common share warrants outstanding as of the same date is nil.

As at June 28, 2024 the Company had 26,491,162 issued shares, 2,437,019 options outstanding, and 1,575,000 warrants outstanding.

Risk Factors

Investing in the common shares of the Company involves risk. Prospective investors should carefully consider the risks described below, together with all of the other information included in this MD&A before making an investment decision. If any of the following risks actually occurs, the business, financial condition or results of operations of the Company could be harmed. In such an event, the trading price of the common shares could decline and prospective investors may lose part or all of their investment.

Operational Risk

The Company is exposed to many types of operational risks that affect all companies. Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and/or systems. Operational risk is present in all of the Company's business activities, and incorporates exposure relating to fiduciary breaches, product liability claims, product recalls, regulatory compliance failures, legal disputes, business disruption, technology failures, business integration, damage to physical assets, employee safety, dependence on suppliers, foreign exchange fluctuations, insurance coverage and rising insurance costs.  Such risks also include the risk of misconduct, theft or fraud by employees or others, unauthorized transactions by employees, operational or human error or not having sufficient levels or quality of staffing resources to successfully achieve the Company's strategic or operational objectives. The occurrence of an event caused by an operational risk that is material could have a material adverse effect on the Company's business, financial condition, liquidity and operating results.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2024 Discussion dated: June 28, 2024

Reliance on Management

The Company is relying solely on the past business success of its directors and officers. The success of the Company is dependent upon the efforts and abilities of its directors, officers and employees. The loss of any of its directors, officers or employees could have a material adverse effect upon the business and prospects of the Company.

Competition in the Industry

The Company faces competition from a number of existing manufacturers of all-electric medium and heavy-duty vehicles and buses, as well as manufacturers of traditional medium and heavy-duty vehicles. The Company competes in the zero-emission, or alternative fuel segment of this market. Several of the company's competitors, both publicly listed and privately owned, have raised or have access to a significant amount of capital to invest in the growth and development of their businesses which has increased the competitive threat from several well-capitalized competitors. In addition to existing competitors in various market segments, there is the potential for future competitors to enter the market.

Reliance on Key Suppliers

Our products contain numerous purchased parts which we source globally directly from suppliers, some of which are single-source suppliers, although we attempt to qualify and obtain components from multiple sources whenever feasible. Any significant increases in our production may require us to procure additional components in a short amount of time, and in the past we have also replaced certain suppliers because of their failure to provide components that met our quality control standards or our timing requirements. There is no assurance that we will be able to secure additional or alternate sources of supply for our components or develop our own replacements in a timely manner, if at all. If we encounter unexpected difficulties with key suppliers, and if we are unable to fill these needs from other suppliers, we could experience production delays and potential loss of access to important technology and parts for producing, servicing and supporting our products.

No Dividend Payment History

The Company has not paid any dividends and may not produce earnings or pay dividends in the immediate or foreseeable future.

Tariffs on Imported Goods

GreenPower sources components and parts to build its all-electric vehicles from suppliers globally, utilizes contract manufacturers located outside of North America for a portion of its all-electric vehicle production, and the importation of these parts, components and vehicles to North America are subject to tariffs which are planned to increase. Electric vehicles and certain parts and components used in the manufacture of electric vehicles that are imported from China to the United States are subject to tariffs currently and recent announcements have stated that these tariffs could increase to over 100% by August 2024. GreenPower has suppliers and contract manufacturers located in China, and the increase in these tariffs will increase GreenPower's costs and negatively impact the financial results of the Company. While GreenPower's management is taking steps to mitigate the impact of planned tariff increases, including sourcing new manufacturers and contract manufacturers for certain products, this transition will take time, is subject to a number of risks, and GreenPower may not be able to mitigate the impact of any change in tariffs due to these risks.

Sales, Marketing, Government Grants and Subsidies

Presently, the initial price of the Company's products are higher than a traditional diesel bus and certain grants and subsidies are available to offset these higher prices. These grants and subsidies include but are not limited to the Hybrid and Zero-Emission Truck and Bus Voucher Incentive Project ("HVIP") from the California Air Resources Board ("CARB") in partnership with Calstart, the New Jersey Zero Emission Incentive Program ("NJZIP") operated by the New Jersey Economic Development Authority ("NJEDA") the Specialty-Use Vehicle Incentive ("SUVI") Program funded by the Province of British Columbia, Canada, the Incentives for Medium and Heavy-Duty Zero Emission Vehicles ("iMHZEV") program operated by the Canadian federal government, the clean trucks NYSERDA program and the New York Voucher Incentive Program in the state of New York, the South Coast AQMD funding in California, Federal Transit Authority funding for eligible transit properties across the US, and VW Mitigation Trust Funds allocated to programs throughout the US. The ability for potential purchasers to receive funding from these programs is subject to the risk of the programs being funded by governments, and the risk of the delay in the timing of advancing funds to the specific programs. To the extent that program funding is not approved, or if the funding is approved but timing of advancing of funds is delayed, subject to cancellation, or is otherwise uncertain, this could have a material adverse effect on our business, financial condition, operating results and prospects.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2024 Discussion dated: June 28, 2024

Litigation and Legal Proceedings

The Company has filed a civil claim against the prior CEO and Director of the Company in the Province of British Columbia, and the prior CEO and Director of the Company has filed a response with a counterclaim for wrongful dismissal in the Province of British Columbia. The prior CEO and Director of the Company also filed a similar claim in the state of California in regards to this matter, and this claim has been stayed pending the outcome of the claim in British Columbia. There has not been a resolution on the British Columbia claim or counterclaim, or the California claim as at March 31, 2024. In addition, a company owned and controlled by a former employee who provided services to a subsidiary company of GreenPower until August 2013 filed a claim for breach of confidence against GreenPower in July 2020, and this claim has not been resolved as at March 31, 2024. During April 2023 the Company repossessed 27 EV Stars and 10 EV Star CC's after a lease termination due to non-payment. In addition, the Company repossessed 1 EV Star from the same customer due to non-payment. During May 2023 this customer filed a claim in the state of California against the Company and a subsidiary, and this matter has not been resolved as at March 31, 2024. The Company has not booked a provision for the claims or the counterclaim as it does not believe there is a remote or estimable material financial impact as at March 31, 2024.

Current requirements and regulations may change or become more onerous

The Company's products must comply with local regulatory and safety requirements in order to be allowed to operate within the relevant jurisdiction or to qualify for funding. These requirements are subject to change and one regulatory environment is not indicative of another.

Cybersecurity risks

Significant disruptions of our information technology systems or breaches of our data security could adversely affect our business. The Company has not experienced a cybersecurity incident and has therefore not been affected by its exposure to cybersecurity risks. However, our business and operations may be materially adversely affected in the event of computer system failures or security or breaches due to cyber-attacks or cyber intrusions, including ransomware, phishing attacks and other malicious intrusions.

Provision for Warranty Costs

The Company offers warranties on the medium and heavy-duty vehicles and buses it sells. Management estimates the related provision for future warranty claims based on historical warranty claim information as well as recent trends that might suggest past cost information may differ from future claims. Factors that could impact future warranty claims include the success of the Company's productivity and quality initiatives as well as parts and labour costs. Actual warranty expense could differ from the provisions which are estimated by management, and these differences could be material and may negatively impact the company's financial results and financial position.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2024 Discussion dated: June 28, 2024

Reliance on Shipping

We rely on global shipping for vehicles that we produce at contract manufacturers, and for certain parts and components sourced from our global network of suppliers. Shipping costs can be volatile, and the Company has experienced shipping delays which has delayed deliveries in parts and components from our global suppliers, and deliveries of vehicles arriving from our contract manufacturers. While these delays and cost increases are not currently at a level that they have caused a material disruption or negative impact to our profitability, these delays and costs may increase to a point that they may negatively impact our financial results and ability to grow our business.

Events after the reporting period

Subsequent to the end of the reporting period:

  Between April 1 2024 and June 30, 2024, 55,642 stock options exercisable at a weighted average share price of $10.09 were forfeited;
  On May 9, 2024 the Company completed an underwritten offering of 1,500,000 common shares and warrants to purchase 1,575,000 common shares for gross proceeds of $2,325,750 before deducting underwriting discounts and offering expenses. The warrants have an exercise price of $1.82 per share and expire three years from the date of issuance;
  During May 2024 the Company repossessed 5 EV 250s and one EV 350 that the company had leased to the customer due to the customer's default under the leases.
  On June 28, 2024 the Company issued 20,000 stock options exercisable at CDN $1.40 per share that expire on June 28, 2029.

  Further information about the Company and its operations can be obtained from www.sedarplus.com